GEOLOGICAL REPORT
IRON 1 MINERAL CLAIMS, IRON MOUNTAIN
Merritt, B.C., Nicola M.D.

MAPSHEET 92 I- 2 NAD 27
Latitude Longitude 50° 02' 16 “N /120° 45 '48” W
UTM 10 5545000E/ 660172N

for:

DEL EXPLORATION LTD.
455 - 5525 West Boulevard
Vancouver BC., V6M 3W6

by

B.J. PRICE GEOLOGICAL CONSULTANTS INC.
Ste 1028 - 470 Granville Street
Vancouver, BC. V6C 1V5
Barry J. Price, M.Sc.,P.Geo.
Phone: 604-682-1501
Fax 604-642-4217
bpricegeol@telus.net

FEBRUARY 2, 2005
D:\IRON MTN\Comstock Report 2005.wpd

GEOLOGICAL REPORT
IRON MOUNTAIN CU-AU PB-ZN-AG PROPERTY
Merritt BC., Nicola Mining Division

SUMMARY

The writer has been retained by DEL EXPLORATION LTD. (“Del “) to describe the geology and past exploration work conducted on the Lucky Todd (or Comstock) volcanogenic massive sulphide property on Iron Mountain, near Merritt in Central British Columbia.

The Iron Mountain Property is located on the northeast, east and south flanks of Iron Mountain approximately 7 km south of Merritt, British Columbia in the Nicola Mining Division. The property is centered at geographic coordinates 500 03'N. Latitude and 1220 45'W in National Topographic (“N.T.S.”) Mapsheet 92-1-2.

Access to the property is via a well maintained road servicing a microwave installation at about 1694 meters on Iron Mountain. The access road is reached via the Comstock mine road which branch off the Coquihalla Highway, which cuts across the western flank of Iron Mountain. The Highway allows access to the property with one day's driving from Vancouver and one hours drive from Kamloops, British Columbia. The property is moderately forested with fir, spruce and pine with commercial stands generally restricted to lower elevations. Open timbered and grassy slopes occur on the plateau top which along with broad valleys are used for rangeland. Till and soil cover ranges from one to several meters and is generally thicker on the lower slopes.

Five claims comprising 17 “cells” are held by the registered owner W.A. Howell and under option to Del Exploration Ltd. Each cell measures roughly 450 meters square. The claims occupy about 352 Hectares (870 acres)

The initial discovery of the 'Lucky Todd (Comstock or Leadville) barite-galena showing was made by Emmett Todd in 1927 with development including sinking of a 70 foot shaft in 1927 and 1928. In 1929, Comstock B.C. Ltd held 1000 acres of claimed land but failed to expedite the planed exploration programs. The shaft was extended to 100 ft., but the mineralization was cut at the base by a flat fault.

Since that time many small to large mining companies have explored the area, but only shallow trenching and drilling has been done. A laarge amount of data from 1970-1990 is available at different scales but needs to be compoiled. The Lucky Todd showing has not been drilled although four short drill holes in other areas had weakly anomalous copper and gold values

The Lucky Todd showing, originally thought to be a vein, has now been identified as a possible Volcanogenic massive sulphide deposit or “Kuroko” style deposit similat to those in volcanic regimes in Japan.

Suggested recommendations for additional exploration are set out below and in the accompanying budgets:

Phase I (Year 1)
·	Data compilation
·	Additional claim staking. (If adjacent claims come open)
·	Prospecting and mapping, GPS Surveys of all landmarks roads, shafts, trenches, old claim posts and grids

Phase II (Year I or II)
Further work would be dependant on favourable results in the first Phase
·	Backhoe Trenching
·	IP survey

Phase III (Year III)
This would be followed in Phase II by drilling (provided the results of Phase II are considered favourable)
·	Diamond drilling 750-1000 meters

A budget for the work is estimated at:

PHASE I	AMOUNT CAN$	AMOUNT US$
Prospecting, GPS Mapping, data compilation April-June 2005	$4,000	$3,200
Claim staking (if warranted)	$1,000	$800
TOTAL	$5,000	$4,000

PHASE II (Late 2005 or 2006)
Backhoe Trenching (all inclusive)	20,000	16,000
IP Survey (all inclusive)	40,000	32,000
TOTAL PHASE II	60,000	$48,000

PHASE III
Diamond Drilling, 750-1000 m, 5-10 holes (Costs all inclusive)	$100,000	$80,000
TOTAL ALL PHASES	$165,000	$132,000

respectfully submitted

B.J.PRICE GEOLOGICAL CONSULTANTS INC.

/s/ Barry J. Price
Barry J.Price, M.Sc., P.Geo.

GEOLOGICAL REPORT
IRON MOUNTAIN CU-AU PB-ZN-AG PROPERTY
Merritt BC., Nicola Mining Division

INTRODUCTION

The writer has been retained by DEL EXPLORATION LTD. (“Del “) to describe the geology and past exploration work conducted on the Comstock volcanogenic massive sulphide property on Iron Mountain, near Merritt in Central British Columbia.

LOCATION AND ACCESS   (Figures 1 & 2)

The Iron Mountain Property is located on the northeast, east and south flanks of Iron Mountain approximately 7 km south of Merritt, British Columbia in the Nicola Mining Division. The property is centered at geographic coordinates 500 03'N. Latitude and 1220 45'W in National Topographic (“N.T.S.”) Mapsheet 92-1-2.

Access to the property is via a well maintained road servicing a microwave installation at about 1694 meters on Iron Mountain. The access road is reached via the Comstock mine road which branch off the Coquihalla Highway, which cuts across the western flank of Iron Mountain. The Highway allows access to the property with one day's driving from Vancouver and one hours drive from Kamloops, British Columbia.

PHYSIOGRAPHY AND VEGETATION

The property is situated within the Interior Plateau of south central British Columbia with topography typical of the high rolling uplands of the region. Elevations on the property range from 3,700 feet (1128 meters) in the southern part of the property to 5,500 feet (1694 meters) at the summit of Iron Mountain, with most of the property above 4700 feet (1433 meters). The property is moderately forested with fir, spruce and pine with commercial stands generally restricted to lower elevations. Open timbered and grassy slopes occur on the plateau top which along with broad valleys are used for rangeland. Till and soil cover ranges from one to several meters and is generally thicker on the lower slopes.

MINERAL TITLES

Five claims comprising 17 “cells”held by the registered owner and under option to Del are as follows:

Mineral Titles, Iron Mountain Property

TITLE	NAME	OWNER	MAP	EXPIRY	STATUS	CELLS	AREA Ha.
504953	_ Iron 1	112364 _100%	092I	2006/JAN/26	GOOD	8	166.012
504985		112364 _100%	092I	2005/AUG/20	GOOD	4	83.008
504986		112364 _100%	092I	2005/AUG/20	GOOD	2	41.504
504987		112364 _100%	092I	2005/AUG/20	GOOD	2	41.509
504988		112364 _100%	092I	2005/AUG/20	GOOD	1	20.75
						17	352.783
112364 = W.A.HOWELL, Registered Owner Source Mineral Titles Online, February 2 2005

Each claim (cell) is approximately 20 hectares; the property covers 352.8 Ha = 3.52 sq. kilometer. Registered owner is William A. Howell, a Professional Geologist (P.Geo.) who has been associated with geological work on the mountain for many years, with Chevron Minerals, JMT services Ltd., and Quintana Minerals Corp.. I visited the property about 1982 accompanied by Mr. Howell.

There are no encumbrances or liens known to the writer. The claims have not been surveyed, but under the new claim staking system, the boundaries are defined by latitude and longitude coordinates and can be precisely located by GPS surveys. The writer is in possession of much of the exploration data for the property which are the property of Mr. Howell.

The property encompasses a number of showing previously called Iron Mountain, Leadville, Comstock and/or Lucky Todd, but does not include the adjacent Charmer or Diane showings, which are owned by others. The claims are not surveyed and new claims in BC do not have posts but are referenced to Degrees, Minutes and Seconds of Latitude and Longitude.

The mineral titles allow the company to explore the claims subject to the laws and regulations of the Province of British Columbia. The sketch below shows the original Rusty 1-4 mineral claims, later converted to “cells” after a change in staking procedures in BC.

PAST WORK

The claims have had several work programs over a long period of time, following discovery of copper gold mineralization and also Lead-Zinc-Silver barite mineralization. The history has been outlined by P.A. Christopher P.Eng., Ph.D., (1990) as follows:

1896        The earliest exploration reported in the Iron Mountain area was in the area south and west of the property, which apparently focused on base metal mineralization occurring as stringers and blebs in andesitic flows and pyroclastics and culminated in the sinking of three shafts, the Charmer (Shaft 1), the Islander (Shaft 2) and the Victoria (Shaft 3) in 1896.

1927    The initial discovery of the 'Leadville' barite-galena showing was made by Emmett Todd in 1927 with development including sinking of a 70 foot shaft in 1927 and 1928. In 1929, Comstock B.C. Ltd held 1000 acres of claimed land but failed to expedite the planed exploration programs. The shaft was extended to 100 ft., but the mineralization was cut at the base by a flat fault.

1947    George Hunter and partners acquired the Leadville and renamed the shaft 'Lucky Todd'. The shaft was rehabilitated with a 36 ton shipment to Trail yielding 67 ounces of silver, 11,819 pounds of lead and 484 pounds of zinc.

1951    Granby Mining Corporation dewatered and sampled the “Lucky Todd” (Leadville) Shaft.

1958,   New Jersey Zinc is reported to have conducted diamond drilling north of the Leadville Shaft area.

1968    From 1968 to 1974 Acoplomo Mining and Development Co.,Ltd.,,under the direction of Sherwin F. Kelly conducted magnetometer, electromagnetic (E.M.), and soil sampling, and diamond drilled 586 feet. Location and results of diamond drilling are unknown as they were not reported in the literature.

1977   Quintana Minerals Corporation mapped the property and in 1978 Dr. W.J. McMillan of the British Columbia Ministry of Mines (now called the BC Geological Survey) conducted regional mapping of Iron Mountain (McMillan, 1979).

1979   From 1979 to 1981 Chevron Canada Ltd. held the property under option from Gordon Richards of JMT Services Ltd. (“JMT”) . Chevron conducted geological mapping, soil sampling and geophysical surveys.

1983   Billiton Canada Ltd. (now BHP Billiton) conducted a Pulse E.M. test over the Lucky Todd area of the property and in 1984 Kidd Creek Mines Ltd. conducted soil and rock geochemical surveys and 13.5 line kilometers of magnetometer, induced polarization survey and resistivity surveys. Also In 1983, Aberford Resources Ltd. located the Diane 1-5 claims, west of the Iron Mountain property, based on anomalous results from a regional geochemical program. Prospecting, geological mapping and geochemistry was successful in locating several areas of mineralization.

1984,   Kidd Creek Mines Ltd. conducted ground geophysical surveys and rock and soil geochemistry along four kilometers of cut line. The 1984 induced polarization survey by Kid Creek Mines Ltd. covered the trench A through E area of the Fierro 3 claim (outside the subject property) . The chargeability pattern is consistent with sulphide content of 1 to 3 percent but the abundant magnetite and hematite exposed in trenches responds poorly to the induced polarization method (Boronowski and Hendrickson, 1984).

1986   International Maple Leaf Resources Corp. optioned the adjacent Diane claims from Abermin Resources Ltd. and conducted rock and soil geochemistry, geological mapping,-prospecting and trenching. A airborne geophysical survey was conducted by Aerodat Ltd. of Mississauga, Ontario.

1987   In May 1987, Merlin Resources Ltd. acquired an option to earn a 50% interest in the adjacent Diane property. In 1988 Merlin drilled 570 meters in 9 holes on the Diane 1 claim with the best intersection of 1.38 meters of 15.56g (0.454 oz/t Au) and 16.43g/t (0.479 oz/t Ag) at 59 meters in drill hole STR-88-1.

1987   In July 1987 Golden Dynasty Resources Ltd. obtained an option to purchase the Iron Mountain Property from R.O.R. Enterprises Ltd. and retained Peter Christopher and Associates Inc. to conduct a geochemical sampling, VLF-EM and magnetic survey with the construction of 25 line kilometers of grid and the collection of 360 soil and 18 rock samples (Crooker, 1987).

1989   Golden Dynasty drilled four holes on the property totalling 1495 feet (455.7 meters). Three of these holes were on what is now the Howell property. The other hole (No. 4) is off the Iron Mtn. claims as they are now.

Following 1990, JMT and or ROR allowed the claims to lapse. Mr. Howell acquired the property by staking in 2003.

This report derives a great deal of information concerning geochemical, geophysical and drilling program conducted by Peter Christopher & Associates Inc. for Golden Dynasty Resources Ltd. in May 1989.

REGIONAL GEOLOGY

The Iron Mountain Property lies within the Intermontane Belt of the Canadian Cordillera and is underlain by marine and continental volcanic and sedimentary rocks of the Upper Triassic, Nicola Group. The Iron Mountain Property is underlain by rocks classified by Preto (1979) as part of the Western Belt of the Nicola Group (ie situated west of the Allison Fault zone). Cretaceous Kingsvale Group volcanic and sedimentary rocks outcrop to the north and east of the property. The area is segmented by northeasterly, northwesterly and northerly trending faults. The regional geology has been mapped by Cockfield (1939-1944, 1948), Schau (1968), Preto (1979) and McMillan (1977, 1978).

Within the Merritt area are a number of significant mineral deposits of the following types:

t	Volcanogenic polymetallic Massive sulphide deposits (Gitennes property, Iron Mtn.)
t	Volcanogenic Iron Formation(Iron Mountain)
t	Iron and/or copper rich sjkarns (Craigmont Mine)
t	Porphyry copper/molybdenum deposits (Ashnola and Highland Valley areas)
t	Epithermal to mesothermal gold vein deposits (Stump Lake)
t	Volcanic or sedex type Barite and/or gypsum deposits
t	Coal deposits in the Merritt area

PROPERTY GEOLOGY (Figure 3)

This description of the local geology of the Iron Mountain Property has been summarized and amended from Christopher (1989) and Crooker (1987) as follows:

"The geology of Iron Mountain was mapped in detail by W.J. McMillan (Paper 79-1 p.34; reproduced as Figure 3) in 1978. A 5,000 meter thick section of Nicola Group volcanic and pyroclastic rocks is exposed on Iron Mountain. At the base of the section is a microdiorite (sill?) of unknown thickness. The microdiorite is overlain by an approximately 1500 meter- thick sequence of basaltic and andesitic flows. Flow breccia and andesitic volcanic breccia occur within the flows. Near the top of the flow unit, rhyolitic breccias and potassium-rich rhyolitic lavas become common with lesser chloritic fragment acid to andesitic breccias.

The acid lava and breccia zone is overlain southward by basaltic to andesitic flows with contained argillaceous limestones indicating periods of quiescence and felsic tuffs indicating periods of explosive volcanic activity. To the northeast, the basic flows pinch out and sandy to pebbly volcano-sedimentary rocks overlie the rhyolitic zone. Limestone breccia overlies the volcano-sedimentary rocks with a thin bed of impure limestone overlying the limestone breccia. Further northeast, the rhyolitic zone and overlying sedimentary rocks abut against a large, irregularly lensoid body of andesitic lapilli to bomb breccia. The thin impure limestone unit also overlies the andesitic lapilli to bomb breccia and volcanic breccias with mainly acidic clasts overlie the limestone.

An 8 kilometer long marker unit is composed of feldspathic, often quartz bearing, red lapilli tuff. To the south it is overlain by limestone bodies and overlies basic volcanic rocks. Northerly, it is overlain by andesitic to acidic volcano-sedimentary rocks and breccias. Fossiliferous limestone layers are found within the volcano-sedimentary rocks. A distinctive golden brown weathering argillite to sandstone succession ranging up to 10 meters in thickness forms the top of the sedimentary unit in the northeast.

Lensy bodies of siliceous volcanic rocks overlie the sedimentary unit to the northeast, and occur within the limestones to the south. Dark green, massive to bedded fragmental plagioclase-bearing crystal lithic tuffs and flows interfinger with the dacite to the east of Iron Mountain peak. The feldspathic volcanics appear to be largely of pyroclastic origin and the variations in rock types resemble those of subaerial cinder cones.

Overlying the dacitic to feldspathic volcanics are red sandstones which are in turn overlain by red to purple volcanic breccias. A calcareous reefoid unit, in which calcareous organic remains occur in a dark hematitic red matrix, overlies the volcanic breccias. The reefoid unit has a strike length of approximately 4 kilometers and is of variable thickness. A mixed assemblage of acidic breccias, and andesitic breccias, flows and tuffs form the top of the section.

Rock units strike northerly to northeasterly and have steep easterly dips. Limited evidence appear to indicate tops to the east. The area is disected by northwest trending structures which control the location of Godey Creek and Kwinshatin Creek valleys. The northwest structure contains auriferous quartz veins on the Fierro #3 claim. The northwest structures are cut and slightly offset in a right lateral direction by northerly to northeasterly structure that lie east of Iron Mountain."

MINERALIZATION

Overview

The Merritt map area contains numerous mineral occurrences and is in the Intermontane tectonic belt dominated by Quesnellia terrane rocks and numerous faults. The numbers in brackets below refer to mineral deposits described in more detail in Minfile (A BC Government Mineral Inventory website).

The Highland Valley porphyry copper district occupies the western portion of the map (North of Iron Mountain) where copper deposits lie within the Late Triassic Guichon Creek batholith. The batholith intrudes sedimentary and volcanic strata of the Mississippian to Triassic Cache Creek and Upper Triassic Nicola groups and is unconformably overlain by sedimentary and volcanic strata ranging in age from Lower Jurassic to Middle Tertiary. Two major past producing mines include Bethlehem (092ISE001) and Highmont (092ISE013). Nearby, the JA deposit, operated by Highland Valley Copper (Teck Comico and partners) (092ISE149) had measured geological reserves of 286 million tonnes grading 0.43 per cent copper and 0.017 per cent molybdenum in 1990. Highland Valley Copper, one of the largest copper mines in North America, expects to continue mining until approximately 2010.

The remainder of the map area is predominantly underlain by Nicola Group volcanic, sedimentary and intrusive rocks overlain by extensive Quaternary cover. Numerous copper occurrences are predominant in the Nicola Group.

The Swakum Mountain area (north of Iron Mountain) is noted for polymetallic skarn-type mineralization, lead-zinc-silver bearing quartz veins and replacements, and polymetallic-precious metal quartz veins in Nicola Group rocks. Limited past production has been recorded at the Lucky Mike (092ISE027), Old Alameada (092ISE094) and Thelma (092ISE101). In the Stump Lake area Nicola Group rocks host numerous polymetallic-precious metal quartz veins (Enterprise (092ISE028), Joshua (092ISE109)) which have also received limited past production.

In the Merritt area, the Merritt Coalfield (092ISE058)occurs in Eocene Coldwater Formation sediments. The area is a past producer and hosts an estimated 18 million tonnes of high volatile bituminous B rank coal.

Skarn-type mineralization is also prevalent where Craigmont Mines (092ISE035) milled 34 million tonnes of copper-iron ore before closing in 1982. Recent exploration is focussed on epithermal-style mineralization (Redbird (092ISE179)) in Nicola Group volcanics.

Industrial mineral occurrences have also been identified: bentonite at Quilchena (092ISE) and Coutlee (092ISE); gypsum at Merritt Gypsum (092ISE); and limestone at Promontory (092ISE144) and Nicola Lake (092ISE145).

Iron Mountain Property

Two main types of mineral showings are presently known to occur on the Iron Mountain Property. These were described by Christopher as follows (edited and modified slightly by the author for clarity) :

t
The first type, lead-zinc-silver-barite (gold ?) is Volcanogenic Massive Sulphide or replacement type mineralization that occurs at the Lucky Todd-Comstock Shaft and at the LD Showing (which now lies outside of the subject property).

t
The second type of mineral showing present (Just south of the Iron Mountain property boundary) is structurally controlled auriferous quartz-specularite-chalcopyrite veins in the Charmer Zone. (outside of Howells claims)

EXPLORATION MODEL

The Lucky Todd silver-lead-zinc-barite body was originally described as a vein, but now is thought to represent a “Kuroko” style polymetallic volcanogenic massive sulphide deposit, one of several others in the district. The depositional model for these deposits is recognized by the USGS and the Geological Survey of British Columbia. The model is briefly described below.

VMS or Kuroko Model: Typical characteristics are:

·	Each mine or camp consists of a number of closely clustered deposits.
·	Each deposit may be from 6 to 190 meters thick and range from 40 x 50 meters in surface area to 700 m x 350 m.
·
Zoned massive stratiform mineralization typically oval shaped in plan grades down into less economically important stockwork ore (siliceous ore) which generally has a funnel-shape and occurs In silicified felsic volcanics.

·
Thin beds or small lenses of ferruginous chert are commonly present either directly overlying the stratiform orebody or within hanging wall tuffs. Lenticular or irregular masses of gypsum and/or anhydrite are also present in most cases.

·	The boundary between hangingwall rocks and ore is sharp.
·
Orebodies are generally vertically zoned with "Black Ore” - (sphalerite-galena rich) at the top, and “Yellow Ore" (chalcopyrite-rich) at the bottom above stringer ore. Areas of massive gypsum, anhydrite, or barite may or may not be present.

·	Ore in stringer zones is generally coarse n veins with quartz, etc., while massive ore is fine-grained and may be breccia.
·	Colloform textures are common in massive ore.
·	Each deposit is generally associated with a felsic domal center built up in a single short eruptive cycle.
·	Deposits are generally underlain by coarse felsic tuff
·	There are gradations between stratiform orebodies, stockwork ore and fissure-filling veins; these formed penecontemporaneously from similar hydrothermal ore solutions.

·
Deposits are surrounded by clay-rich alteration zones. The stockwork (stringer) ore is associated with quartz, sericite and Mg-chlorite. The stratiform ore is surrounded by sericite or sericite/montmorillonite and kaolinite alterations, which grade outward to chlorite-rich and zeolite-rich alteration zones.

·	Deposits are generally aligned along faults or directions of elongation of lava flows.
·
Minor disseminations of pyrite and other sulfides may occur in hangingwall rocks. Vein deposits can be found at varying distances from stratiform deposits, but tend to be at stratigraphically lower levels.

Typical features are illustrated in the accompanying on the following page

The Lucky Todd prospect shows a number of similarities to typical Kuroko deposits. The suite of rock types (i.e. green tuffs with felsic volcanic centers and associated epiclastic sediments, is identical to that of the known Seneca kuroko deposit located 10 kilometers to the southwest in the same rock package. Typical Cu-Au stringer zones are present with associated alteration types consistent. Gypsum/anhydrite and barite are present at or near the Lucky Todd, and bedded ferruginous and manganiferous cherts are present (See Photographs)

Geochemical soil samples and some rock samples have anomalously high barium content. Vein/shear-hosted mineralization seen in the shaft resembles massive sulfides, and mineralization is associated with strong fault zones. Thin bedded pyrite in several of the tuffaceous and argillaceous units may be distal to oxide/silica (red chert) beds normally seen above ore at the hanging-wall contact. Pyritic and sulphide clats typical of footwall rocks have been identified to the east of the shaft (W. Howell - personal communication). Geological and geochemical observations at Lucky Todd are consistent with the volcanogenic model. A typical cross section of a VMS or Kuroko deposit is presented on the following page.

The property has a number of mineralized zones and associated geochemical anomalies. Additional work is warranted on the geological targets outlined to date.

LUCKY TODD SHOWING (ALSO CALLED LEADVILLE OR COMSTOCK)

At the Lucky Todd showing, barite rich lead-zinc-silver mineralization has been explored by an approximately 100 foot deep inclined shaft. The shaft is inaccessible at the present time and has been fenced by Mr. Howell for safety. Felsic units hosts the galena and sphalerite mineralization in barite veins. The Leadville shaft was sunk on a zone of banded veins and bedded lead-zinc-barite in sheared, flow banded potassic rhyolite. The shear zone strikes 025 degrees and dips 80 degrees west. The mineralized zone is over 50 metres long and less than one metre wide.

Cockfield (1948) describes the zone as striking N25ºE and dipping 80ºNW with heavy impregnation of barite accompanied by galena, sphalerite and pyrite. Dump material indicates at least two types of mineralization: banded veins and possibly bedded mineralization in a flow banded, K-rich rhyolite lava and rotated blocks of bedded, impure barite that carry small amounts of sphalerite, galena and grey copper. A shipment in 1947 of 36 tons of ore to the Trail smelter gave net contents of 67 oz silver (1.86 oz/ton), 11,819 lbs. lead (16.04%) and 484 lbs zinc (0.67%).

At the LD showing silver-lead-zinc-copper-barite-gold has been exposed in several old pits. Samples of float and outcrop by Kidd Creek Mines personnel (Boronowski and Hendrickson, 1984) gave copper values ranging from 10 to 3240 ppm, silver values ranging from 0.4 to 59.4 ppm an gold values ranging from 1 to 2960 ppb. The writer collected three samples from mineral occurrences in the LD grid area with values ranging up to 11623 ppm copper, 8989 ppm lead, 13514 ppm zinc, 27.9 ppm silver and 129 ppb gold (see Figure 5).

Crooker (1987) described a number of geological conditions on Iron Mountain that fit into the volcanogenic massive sulphide conceptual model. These features include the presence of dacitic to rhyolitic flows and flow breccias, discontinuous pods and thin jasper beds, sulphide fragments, bedded gypsum, and galena-sphalerite-barite mineralization. Howell (1987 misc. notes) suggested possible volcanic centers near Iron Mountain Peak, the Lucky Todd shaft, Charmer zone and LD occurrence.

The second type of mineral showing present on the Iron Mountain property is structurally controlled auriferous quartz-specularite-chalcopyrite veins in the Charmer Zone. A number of trenches and 3 shafts have exposed quartz-specularite veins over a discontinuous strike length of 800 meters. At shaft 3 the vein strikes 1600-3400 and dips at 50-550 to the west. At Shaft 3 (Figure 2) three quartz veins varying from 5 to 25 cm in width occur within a 2 meter wide zone in basaltic andesite. The veins are mineralized with chalcopyrite, malachite and grey sulphides. Specular hematite occurs in patches up to 15%. One meter chip samples IM-22 and IM-24 taken by Crooker (1987) returned 0.295 and 0.286 oz Au/ton respectively.

Drill hole IM-89-4 tested below shaft 3 and intersected a zone between 130 and 195 feet which contained an average of 1030 ppm copper which included five feet from 190 to 195 feet which contained 4700 ppm copper, 23.2 ppm silver and 760 ppb gold.

PAST PRODUCTION

Approximately 36 tons was mined from 2 short shafts; from this 67 oz silver was recovered as well as 11,819 pounds of lead and 484 pounds of zinc. The shafts can no longer be used and are fenced off. A third short shaft exists

1989 WORK PROGRAM

The 1989 exploration program by Golden Dynasty accomplished the following work program:

Diamond Drilling                      surface 4 hole(s); NQ;455.7 m
Rock sampling                          5 sample(s) Elements Analyzed For Multielement,
Gold Sampling/assaying         82 sample(s) Elements Analyzed For Multielement,
Soil Sampling                            498 sample(s); Elements Analyzed For Gold and Multielement,
No. of maps:                              3; Scale(s) : 1:2500 Elements Analyzed For Multielement, Gold
Geophysical                              Electromagnetic, ground 12.0 km; VLF; No. of maps: 2; Scale(s) : 1:2500
                                                    Magnetic, ground 12.0 km; No. of maps: 1; Scale(s) : 1:2500
Physical Line/grid                    22.0 km
Reclamation                              15.0 ha

DRILL PROGRAM 1989

The 1989 drill program consisted of four NQ diamond drill holes totalling 1,495 feet (455.7 meters). A summary of dill holes is provided below:

Table 2. Drill Hole Summary.

Hole	Grid Location		Bearing	Angle	Length	Ft/M. Colar El. M.
IM-89-1	L45+80N	50+20E	293º	-45º		425'/129.5 1588
IM-89-2	L50+15N	49+85E	Vertical	-90º		488'/148.7 1653
IM-89-3	L51+00N	50+10E	290º	-45º	188'/	57.3 1642
IM-89-4	L 8+40N	0+65W	042º	-45º	394'/120.1	1565

Iron Mountain Drilling Ltd. of Merritt, B.C. (Ph. 378-4843) was the drill contractor and provided a D6 Cat for drill setups. Drill core was stored near the Leadville Shaft on the Iron Mountain property in 1989 but the writer is unsure id the core is still in useful condition.

Drill hole IM-89-1 was drilled to test moderately anomalous base metal values associated with a jasperoid (Iron-rich jasper) horizon along strike from the Leadville (Lucky Todd) shaft. From 340 to 390 feet, the hole contained a hematitic stockwork in rhyodacitic and rhyolitic breccia. Mineralization consisted of disseminated pyrite, veinlets of hematite and minor chalcopyrite, and quartz/specular hematite veinlets. The interval 340-390 feet averaged 585 ppm copper with the interval 350-360 feet containing 117 ppb gold and the interval 370-380 containing 8.6 ppm silver.

Drill holes IM-89-2 and IM-89-3 were drilled to test for strike and dip extensions of mineralization exploited by the Leadville (Lucky Todd) Shaft. The holes did not intersect mineralization similar to that present in outcrop and in the shaft dump. Christopher commented that “ineralization is either very restricted or displaced by faulting”. We know that faulting affects the zone as the zone is displaced at depth in the Comstock shaft.

Drill hole IM-89-4 (Outside the subject property) tested below Shaft 3 in the Charmer Zone. (This is outside the subject property) The hole intersected 65 feet (130 to 195 feet) grading 1031 ppm copper which included 5 feet (190-195 feet) grading 23.2 ppm silver, 760 ppb gold and 4700 ppm copper. The shear zone exposed in shaft 3 appears to decrease in grade at depth.

OTHER VMS SHOWINGS IN THE NICOLA AREA

Gitennes Exloration Inc.’s Fox property cov rs the new Black top show ing of zinc-rich polymetallic massive sulphide mineralization hosted by intermedi te volca ic rocks of the Nicola Group. The showing was located in July, 2000, 27 kilo metres north of Merritt, by pro pector-geologist Michael Moore, and is partially ex posed over a strike length of 100metres in a Coquihalla High way roadcut. The mineral zed zone is characterized by sphalerite-pyrite-chalopyrite-galena-tetrahedrite mineralization associated with sericite alteration and chert-bariite. Since October, Gitennes completed a 475 line-kilometre, helicopter-borne electromagnetic survey, mapping, prospecting and stream sediment sampling surveys within the property. Detailed induced polarization surveys were being conducted at year end, and drill ing took place in early 2001. The Fox discovery bled to a staking rush in the area and Fjordland Min erals Ltd. and Platinova A/S have also acquired ground.

The Blacktop prospect is the new discovery in the Nicola VMS Belt. The Blacktop prospect which is located on the Gitennes Fox property encompasses a recently discovered showing of polymetallic massive sulphide mineralization (Zn, Cu, Pb, Ag, Au) hosted by intermediate to felsic volcanic rocks in Upper Triassic Nicola Group. The showing is partially exposed in a road-cut along the west side of the Coquihalla highway and is largely covered by surface debris. It has been traced in outcrop, bedrock rubble and float over a cross-sectional area 100 meters long that is from 2 to 4 metres thick. Both ends of the zone are covered by overburden, and the base is not exposed. The mineralized zone is characterized by quartz-sericite schist, pyrite - sphalerite - chert rock, and barite - sphalerite-cemented felsic breccia. Associated minerals include chalcopyrite, galena and tetrahedrite. Throughout the length of the zone, scattered higher-grade boulders of dense massive sulphide rock occur, but have yet to be found in outcrop. Gitennes press release (Oct. 17, 2000) reported mineralized rock, which contain high-grade values of 19.75 per cent zinc, 1.58 per cent copper, 0.52 per cent lead, 98.1 grams per tonne silver and 0.54 grams per tonne gold.

Drilling under the surface exposures by Gitennes and partners in 2001showed that the mineralized horizon, as at Iron Mountain, was cut off or displaced by a low-angle fault. Interest declined after the prgram failed to find the offset horizon. During the 2002 field season, the Company undertook additional geochemical and geophysical surveys over the southern portion of the property. This work has identified several copper and gold geochemical anomalies coincident with a distinct but weak electromagnetic anomaly. The potential target occurs over an area underlain by Nicola Group volcanic rocks within 150 metres of a contact with a large diorite intrusive. Pyrite and chalcopyrite-bearing float have been found in the target area. Other VMS type showings are the Ridge and Melba showings explored by Goldcliff Rtesource Corporation in yr 2000. The Swakum mountain property has some of the characteristics of VMS properties as does the past producing Craigmont iron-copper skarn property north and west of Merritt

Summary

Many companies have had small work programs at the Lucky Todd property. Much of this data has been recovered, but all the data has to be compiled at the same scale. The geology is fairly well known, and the property lies in a favourable belt of Triassic Nicola volcanics which are host to the porphyry copper deposits at Rey Lake, Craigmont, Ingerbelle (Princeton) and Afton deposits (Kamloops) and to other volcanogenic deposits. The increase in prices for copper and zinc has made volcanogenic massive sulphide properties attractive again.

Types of showings are:

t	Lead zinc-silver-barite in volcanogenic massive sulphide (VMS) environment with bedded red jasper (iron rich silica) characteristic of this type of deposit.
t	Quartz-specularite-chalcopyrite veins with copper and gold values. Some areas have up to 16% iron oxide (specularite) Two samples by Crocker in 1987 had 0.295 and 0.286 opt gold.

Soil sampling gave positive anomalies for Au, Ag, Cu, Zn and Ba. The Copper/Barium map shows a positive anomaly extending over several hundred feet. This is coincident with a strong Lead-Zinc anomaly and scattered Gold/Silver values.

Table of Drill Results 1989
HOLE	INTERVAL	COPPER	GOLD
89-1	340-390 50 Ft	585 Ppm
	350-360 10 Ft		117 Ppb
89-4	130-195 Ft 65 Ft	1031 Ppm( 0.10%)
(Just outside the claims)	190-195 Ft 5 Ft	4700 Ppm (0.47%)	760 Ppb

Note 1000 ppb = 1 ppm = 1 gram/tonne
34.285 grams/tonne = 1 oz/ton

It is estimated that at least $200,000 - $300,000 has been expended over the years by several groups. One strong magnetic anomaly distant from the shafts has not been explored. Volcanogenic massive sulphide (Silver-lead-zinc) is the main target, but there is a possibility of porphyry copper -gold mineralization at depth, as occurs just outside the claims.

The shallow shaft is at present caved and cannot be re-examined. The drilling has been shallow, and did not encounter the same barite-lead-zinc-silver horizon. Outcrops to the east are said to contain sulphide fragments, indicative of possible volcanogenic sources in the same stratigraphy nearby.

SUGGESTED ADDITIONAL WORK

Suggested recommendations for additional exploration are set out below and in the accompanying budgets:

Phase I (Year 1)
·	Data compilation
·	Additional claim staking. (If adjacent claims come open)
·	Prospecting and mapping, GPS Surveys of all landmarks roads, shafts, trenches, old claim posts and grids

Phase II (Year I or II)
Further work would be dependant on favourable results in the first Phase
·	Backhoe Trenching
·	IP survey

Phase III (Year III)
This would be followed in Phase II by drilling (provided the results of Phase II are considered favourable)

·	Diamond drilling 750-1000 meters

PHASE I	AMOUNT CAN$	AMOUNT US$
Prospecting, GPS Mapping, data compilation April-June 2005	$4,000	$3,200
Claim staking (if warranted)	$1,000	$800
TOTAL	$5,000	$4,000

PHASE II (Late 2005 or 2006)

Backhoe Trenching (all inclusive)	20,000	16,000
IP Survey (all inclusive)	40,000	32,000
TOTAL PHASE II	60,000	$48,000

PHASE III
Diamond Drilling, 750-1000 m, 5-10 holes (Costs all inclusive)	$100,000	$80,000
TOTAL ALL PHASES	$165,000	$132,000

respectfully submitted

B.J.PRICE GEOLOGICAL CONSULTANTS INC.

/s/ Barry J. Price
     Barry J.Price, M.Sc., P.Geo.

BIBLIOGRAPHY

Boronowski, A., & Hendrickson, G., 1984 Geochemical and Geophysical Assessment Report on the Gyprock Group. for Kidd Creek Mines Ltd., dated October, 1984

Carey, P., 1982. Interpretation Report on a Moving Coils Surface PEM Survey for Chevron Standard Limited dated August 1982.

Cavey, G., LeBel, L., and Jerema, M., 1986. Report on Detailed Geological, Geochemical and Geophysical Surveys on the Sterling Group. for International Maple Leaf Resources Corporation.

Cockfield, W.E., 1948. Geology and Mineral Deposits of Nicola Map-Area, British Columbia. Dept. of Mines & Resources, Memoir 249.

Crooker, G.F., 1987. Geochemical and Geophysical Assessment Report on the Iron Mountain Property, Nicola Mining Division, Merritt Area, British Columbia. for Golden Dynasty Resources Ltd. dated Dec. 4, 1987.

Crooker, G.F., 1987. Geochemical, Geological and Geophysical Report on the Iron Mountain Property, Nicola Mining Division, British Columbia. for Golden Dynasty Resources Ltd. dated Dec. 4, 1987.

Franzen, J., 1983. Iron Mountain Horizontal CEM Survey by Billiton Canada Ltd. and related correspondence dated July 1983.

Howell, W.A., 1979. Iron Mountain Project M491 1979 Assessment Report. Geochemical Survey Covering a..Portion of Mineral Claim "Two by Four" (484) for Chevron Standard Limited dated Nov. 14, 1979.

Howell, W.A., 1981a. 1980 Assessment Report Geological & Geochemical Surveys, Iron Mountain Project-M491 for Chevron Standard Limited dated March 1981.

Howell, W.A., 1981b. Iron Mountain. Chevron P.E.M. Data, Compiled Sections from 1981 Survey dated August 1981.

Laforme, G.W., 1982. Iron Mountain Project M491 Assessment Report 1981 Program Geophysical, Geochemical, Geological for Chevron Canada Limited dated January 1982.

McMillan, W.J., 1977. Nicola Project. B.C. Min. of Energy, Mines and Pet. Res., Geological Fieldwork, 1977, pp. 26-30.

McMillan, W.J., 1979. Nicola Project - Merritt Area. B.C. Min. of Energy, Mines and Pet. Res., Geological Fieldwork, 1978, pp. 4146.

McMillan, W.J., 1981. Nicola Project-Merritt Area. B.C. Min. of Energy, Mines and Pet. Res., Preliminary Map 47.

Nelles, D.M., and Smith, F. M., 1987. Report ont eh Stirling Group (Diane 1-5 mineral claims) Nicola Mining Division, British Columbia. for Calais Resources Inc. in Merlin Resources Limited prospectus, report dated April 21, 1987.

Schau, M.P., 1968. Geology of the Upper Triassic Nicola Group in South-Central British Columbia. unpubl. Ph.D. thesis, University of British Columbia, 211 pp.

Soon, A. & Thompson, T., 1981. Logistics Report on a Moving Coils Surface PEM Survey on Iron Mountain, Nicola Provincial Forest for Chevron Standard Limited dated December 1981.

B.C.MINISTRY OF MINES ASSESSMENT REPORTS

EMPR ASS RPT                                  1735, 2697, 2757, 2817, 3192, 3455, 3456, 3711, 3791, 5185, 5228, *6248, 7568,
                                                               9018, *10114, 10977, 12799, 12860, 13114, *16817, *18888

* More useful reports

APPENDIX I
MINFILE SUMMARY OF LUCKY TODD PROPERTY
Capsule Geology and Bibliography
092ISE052
Production Report

Name LEADVILLE Mining Division Nicola
Status Past Producer NTS 092I02W NAD 27
Latitude 50 02 16 N Longitude120 45 48 W
UTM 10 5545000 660172
Commodities Lead Zinc Silver Copper
Deposit Types I05 : Polymetallic veins Ag-Pb-Zn±Au.
Tectonic Belt Intermontane Terranes Quesnel.

Capsule
Geology Iron Mountain lies completely within the western belt of the Upper Triassic Nicola Group. This northeast trending belt represents the youngest Nicola Group rocks consisting mainly of an east facing sequence of calc-alkaline flows which grade upward into pyroclastic rocks, epiclastic sediments and limestone.

In the vicinity of the Leadville deposit are brown to pink potassium feldspar-rich dacitic to rhyolitic flows and flow breccias, and white to green rhyolite. Primary flow structures strike north- northwest and dip very steeply eastward. These units are interbedded with amygdaloidal andesite agglomerate, lapilli to ash flow tuff and andesitic to dacitic breccia.

The regional fault system defining the Nicola Group belts strike north to northeast. A major northeast trending fault is mapped on Iron Mountain. Nicola Group volcanic and sedimentary rocks are intruded to the north by Lower Jurassic granitic batholiths; diorite outcrops are evident.

Mineralization in the volcaniclastic units consists of specularite and chalcopyrite in irregular fractures which are scattered randomly in a 600 metre diameter zone. Malachite and azurite staining is present. Average copper grade is estimated to be less than 0.1 per cent.

The felsic units host galena and sphalerite mineralization in barite veins. The Leadville shaft was sunk on a zone of banded veins and bedded lead-zinc-barite in sheared, flow banded potassic rhyolite. The shear zone strikes 025 degrees and dips 80 degrees west. The mineralized zone is over 50 metres long and less than one metre wide.

Bibliography EMPR AR 1927-212; 1928-224; 1929-245; 1930-207; 1947-136;
1951-128; 1968-199
EMPR ASS RPT 1735, 2697, 2757, 2817, 3192, 3455, 3456, 3711, 3791,
5185, 5228, *6248, 7568, 9018, *10114, 10977, 12799, 12860, 13114,
*16817, *18888
EMPR BULL *69
EMPR EXPL 1977-E139; 1979-163; 1980-216; 1981-207; 1982-195;
1988-C109; 1989-119-134
EMPR FIELDWORK 1977, p. 26; *1978, p. 41
EMPR GEM 1970-376; 1971-291; 1972-142; 1974-126
EMPR MAP *18; 47

EMPR OF 1999-2
GSC MAP 44-20A; 886A; 887A
GSC MEM *249, p. 81
GSC OF *980
Shau, M.P. (1968): Geology of the Upper Triassic Nicola Group in South
Central British Columbia, Unpub. Ph.D. Thesis, University of
British Columbia
Chevron File
Placer Dome File

Database last posted: November 02, 2004
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This page last updated: June 11, 2001